Ard 2/7/2002

TC 2/7/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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02005310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 1 2002
536

SEC FILE NUMBER
8 - 51063

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIUMPH GLOBAL SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRONCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 NINTH AVENUE, SUITE 402
(No. And Street)

NEW YORK,	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES W. GERBER (212) 246-0983
(Area Code. - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, CHARLES W. GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUMPH GLOBAL SECURITIES, LTD., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☒ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

TRIUMPH GLOBAL SECURITIES LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Triumph Global Securities Ltd.:

We have audited the accompanying statement of financial condition of Triumph Global Securities Ltd. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triumph Global Securities Ltd., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
January 15, 2002

TRIUMPH GLOBAL SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 42,073
Security deposit	550
Other assets	6,969
TOTAL ASSETS	$ 49,592

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 3,100
TOTAL LIABILITIES	$ 3,100
SHAREHOLDER'S EQUITY:	
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	290
Retained earnings	46,192
TOTAL SHAREHOLDER'S EQUITY	$ 46,492
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 49,592

The accompanying notes are an integral part of this financial statement.

TRIUMPH GLOBAL SECURITIES LTD.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Triumph Global Securities Ltd. (the "Company") was incorporated on November 14, 1997 in the State of New York. The Company registered with the Securities and Exchange Commission as a broker/dealer on June 11, 1998 and became a member of the National Association of Securities Dealers, Inc. The Company's purposes are to advise other companies on all financial matters and structures of financing and/or securities offerings for companies, public or private, to do private placements of securities and to structure subordinated debt transactions.

The Company recognizes consulting income and related expenses when underwritings are consummated. Cash equivalents include FDIC insured money-market funds.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2001, the Company's net capital and excess net capital were $38,973 and $33,973, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has perpetual usage of the computers owned by Triumph Worldwide Companies Ltd., a related party, at no cost. In addition, Triumph Worldwide Companies Ltd. has agreed to pay other costs on behalf of the Company.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

NOTE 4 - INCOME TAXES (continued)

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose the tax based on capital. The Company has established a provision for such taxes.

NOTE 5 - COMMITMENTS AND CONTIGENCIES

The Company pays $1,687.50 each month, which represents the cost of its space utilized at 630 Ninth Avenue, Suite 402 & 403, New York, NY 10036. The Company can cancel this lease with ten days notice. The Company agrees that depending on its space usage, if it increases, it will pay an appropriate increase.